April 23, 2019

VIA EDGAR

Ms. Alison T. White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Aberdeen Standard Investments ETFs; File Nos. 333-191870 and 811-22986

Dear Ms. White:

On behalf of Aberdeen Standard Investments ETFs (the “Trust”), this letter responds to the Staff comments we received orally on April 12, 2019 regarding the Trust’s Post-Effective Amendment No. 15 (“PEA 15”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2019. PEA 15 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), in connection with the Trust’s annual update of its registration statement in order to incorporate certain material and non-material changes into the Prospectus and Statement of Additional Information (“SAI”) for each series of the Trust (each a “Fund” and collectively, the “Funds”). Specifically, the Funds’ Prospectus and SAI were revised in connection with, among other things, a change in the name of the Aberdeen Standard Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF to the Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF, and corresponding changes to the Fund’s principal investment strategies and investment objective.

The Staff’s comments and the Trust’s responses are set forth below. Further, we understand that comments directed toward any individual Fund should apply equally, to the extent applicable, to all Funds. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

1.	Comment: Each Fund includes “K-1 Free” in its name. Please add disclosure to the description of each Fund’s investment strategy to explain what “K-1 Free” means. This disclosure may be included in each Fund’s summary section or in response to Item 9 of Form N-1A.

Response: The Trust will add the following disclosure to the “Additional Information About Each Fund’s Investment Strategy” section of the Prospectus (in response to Item 9 of Form N-1A):

“Each Fund is called “K-1 Free” because it is designed to operate differently than commodity-based investments that distribute a “Schedule K-1” to shareholders. Schedule K-1 is a tax form containing information regarding a fund’s income and expenses, which shareholders may find complicates tax return preparation, thus requiring additional time, or the help of a professional tax adviser, at additional cost. By comparison, each Fund is designed to be taxed like a conventional mutual fund and will instead deliver a Form 1099 to investors, from which income, gains, and losses can be entered onto the shareholder’s tax return.”

2.	Comment: Please update EDGAR series and class identifiers with respect to Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF in light of the Fund’s name change.

Response: The series and class identifiers have been updated with respect to the change in the name of the Aberdeen Standard Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF to the Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF.

Ms. Alison White

April 23, 2019

3.	Comment: Each Fund discloses in a footnote to its fee table that the Advisor has contractually agreed to waive the management fees that it receives from the Fund in an amount equal to the management fee paid to the Advisor by such Fund’s Subsidiary (the “Fee Waiver”). The Staff notes that there is no separate line item reflecting amounts waived pursuant to the Fee Waiver. Please note that the fee tables should reflect a Fund’s total expenses, and should include a separate line item for any contractual waivers that are in effect for no less than one year from the effective date of the registration statement. Additionally, if you intend to show the Fee Waiver in a Fund’s fee table, please include a statement that the Fee Waiver would be in effect at least one year from the date of the Prospectus.

Response: Each Fund’s fee table will be revised to include an “Other Expenses of the Subsidiary” sub-caption under “Other Expenses,” and to reflect any amounts waived pursuant to the Fee Waiver under a separate “Fee Waiver” line item. The Trust provided you with a draft of the revised fee table presentation via e-mail on April 12, 2019. Additionally, the footnotes to each Fund’s fee table will be revised to include a statement that the Fee Waiver will continue in effect for at least one year from the date of the Prospectus.

4.	Comment: In prior correspondence with the Staff, the Trust indicated that for purposes of each Fund’s principal investment strategy, “pooled investment vehicles” do not include hedge funds. Please confirm this continues to be true.

Response: Confirmed.

5.	Comment: With respect to each Fund, please re-order the principal risks in order of importance rather than alphabetically.

Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order. Further, the Trust believes that (1) ordering the risks alphabetically facilitates the investor’s ability to identify, review, and compare principal risks across funds, and (2) seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading. To make clear to investors that principal risks are presented alphabetically we have added the following disclosure to the “Summary of Principal Risks of Investing in the Fund” section for each Fund:

“The Fund’s principal risks are presented in alphabetical order to facilitate the review and comparison of principal risks across funds by investors. Each risk is a principal risk of the Fund regardless of the order in which it appears.”

6.	Comment: In each Fund’s summary section, the “Tax Risk” disclosure under “Summary of Principal Risks of Investing in the Fund” describes the Fund’s intention to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, but does not describe the risk or consequences of the Fund not qualifying as a RIC. Please revise the Tax Risk disclosure in each Fund’s summary section to describe the consequences if the Fund were to not qualify as a RIC, and consider moving the disclosure regarding how the Fund intends to qualify as a RIC out of the summary section.

Response: The Prospectus will be revised to address the Staff’s comment.

7.	Comment: With respect to the ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF, please add disclosure to the description of the Fund’s investment strategy to explain what “Longer Dated” means.

Response: The Fund is called “Longer Dated” because it is designed to provide total return exposure to the Bloomberg Commodity Index 3 Month Forward Total ReturnSM, which tracks commodity futures with a longer maturity than that of the Bloomberg Commodity IndexSM. The Prospectus will be revised to clarify this point. The Trust notes additionally that the “Principal Investment Strategies” section in the Fund’s summary already discloses that the Bloomberg Commodity Index 3 Month Forward Total ReturnSM tracks movements in the price of a rolling position in a basket of commodity futures with a maturity between 4 and 6 months.

Ms. Alison White

April 23, 2019

8.	Comment: In the Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF’s summary section, under “Principal Investment Strategies,” please either define the term “Oil Futures” or remove capitalization if it is not intended to be a defined term.

Response: The Prospectus will be revised to address the Staff’s comment.

9.	Comment: In the “Additional Information About Each Fund’s Investment Strategy” section of the Prospectus, each of the Aberdeen Standard Bloomberg Agriculture Commodity Strategy K-1 Free ETF, Aberdeen Standard Bloomberg Energy Commodity Strategy K-1 Free ETF and Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF have a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in futures contracts and other securities in an amount that provides investment exposure to agricultural commodities, energy commodities or oil, respectively. With respect to each 80% policy please provide more specific disclosure to clarify what is meant by the phrase “providing investment exposure to.” For example, the Aberdeen Standard Bloomberg Agriculture Commodity Strategy K-1 Free ETF might establish a revenue test stating that for purposes of the 80% policy, the Fund will invest in companies that derive at least 50% of net revenues from the agriculture industry.

Response: Each Fund’s 80% policy will be revised to clarify that the futures contracts and other securities, when taken together, provide exposure to, and have economic characteristics similar to, the referenced commodity. See IC -24828 (Jan. 17, 2001) at fn. 13.

10.	Comment: Each Fund lists “Liquidity” as a principal risk in its summary section, but this risk is listed in the “Additional Non-Principal Risk Information about the Funds” section in the back of the Prospectus. Please reconcile whether liquidity risk is a principal or non-principal risk factor, and revise the Prospectus accordingly.

Response: The Trust considers the “Liquidity” risk factor to be a principal risk of each Fund. Accordingly, the “Liquidity” risk disclosure in the back of the Prospectus has been moved from the “Additional Non-Principal Risk Information about the Funds” section to the “Additional Principal Risk Information about the Funds” section.

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If you have any additional questions or comments, please do not hesitate to contact me at (215) 405-2404.

Sincerely,

/s/ Robert Hepp

Robert Hepp

cc:	W. John McGuire, Esq. K. Michael Carlton, Esq.